14 April 2008	TSX: QC AMEX/AIM: QCC

Director Dealing

Vancouver, British Columbia – Quest Capital Corp. (the ‘Company’) reports that Robert G. Atkinson, a director of the Company, notified the Company on 9 April 2008, that he sold shares of the Company as follows:  i) on 16 May 2007, 100,000 shares at Cdn$3.15 per share; b) on 17 May 2007, 100,000 shares at Cdn$3.20 per share; and c) on 17 September 2007, 100,000 shares at Cdn$2.59 per share.  Following the sale of these 300,000 shares, Mr. Atkinson holds 425,000 shares of the Company, representing approximately 0.29% of the issued and outstanding share capital of the Company.

About Quest

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of  (i) equity, (ii) loans generated and (iii) profitability.

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Robert Finlay: robert.finlay@canaccordadams.com
Stephen Coffey, President (P): (416) 367-8383 (F): (416) 367-4624